Exhibit (a)(1)(i)

JACK IN THE BOX INC.

Offer to Purchase for Cash
by
JACK IN THE BOX INC.
of
Up to 5,500,000 Shares of Its Common Stock
At a Purchase Price Not Greater than $61.00 per Share
Nor Less than $55.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 19, 2006, UNLESS THE OFFER IS EXTENDED.

Jack in the Box Inc., a Delaware corporation (the “Company,” “we” or “us”), invites our stockholders to tender up to 5,500,000 shares of our common stock, $.01 par value per share (the “Common Stock”), for purchase by us at a price not greater than $61.00 nor less than $55.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Upon the terms and subject to the conditions of the Offer, we will determine a single per share price that we will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to purchase 5,500,000 shares or such lesser number of shares as are properly tendered and not properly withdrawn, at prices not greater than $61.00 nor less than $55.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (such purchase price, the “Final Purchase Price”). All shares acquired in the Offer will be acquired at the same purchase price, including those shares tendered at a price lower than the Final Purchase Price. Only shares properly tendered at prices at or below the Final Purchase Price selected by us, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the shares tendered at or below the Final Purchase Price if more than the number of shares we seek are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the expiration of the Offer. We reserve the right, in our sole discretion, to purchase more than 5,500,000 shares in the Offer, and to increase the maximum aggregate purchase price, subject to applicable law. In accordance with the rules of the SEC, we may purchase an additional amount of shares not to exceed 2% of the outstanding shares (approximately 719,310 shares as of November 20, 2006) without amending or extending the Offer. See Section 1.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

Our Common Stock is traded on the New York Stock Exchange under the symbol “JBX.” On November 20, 2006, the last full trading day prior to the announcement and commencement of the Offer, the last reported sale price of our shares of Common Stock was $58.57 per share. Stockholders are urged to obtain current market quotations for the shares of Common Stock before deciding whether and at what purchase price or purchase prices to tender their shares of Common Stock. See Section 8.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ANY MEMBER OF OUR BOARD OF DIRECTORS, WACHOVIA SECURITIES AND MORGAN STANLEY, THE JOINT DEALER MANAGERS FOR THIS OFFER (COLLECTIVELY, THE “DEALER MANAGERS”), D.F. KING & CO., INC., THE INFORMATION AGENT FOR THIS OFFER (THE “INFORMATION AGENT”), OR MELLON INVESTOR SERVICES LLC, THE DEPOSITARY FOR THIS OFFER (THE “DEPOSITARY”), MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. NEITHER WE NOR ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY HAS AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION WITH RESPECT TO THE OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD CONSULT YOUR OWN INVESTMENT AND TAX ADVISORS, AND READ CAREFULLY AND EVALUATE THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. SEE SECTION 2.

The Company’s directors and executive officers, other than L. Robert Payne, who is retiring from the Board of Directors and has not yet determined whether he will tender into the Offer, have advised us that they do not intend to tender their shares in the Offer. See Section 11.

Please note that shares may not be tendered in the Offer by guaranteed delivery. See Section 3.

The Joint Dealer Managers for the Offer are:

November 21, 2006

IMPORTANT

If you want to tender all or part of your shares, you must do one of the following before the Offer expires at 12:00 Midnight, New York City time, on Tuesday, December 19, 2006 (unless the Offer is extended):

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender your shares for you;

•	If you hold certificates registered in your own name, complete and sign a Letter of Transmittal according to its Instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Mellon Investor Services LLC, the Depositary for the Offer;

•	If you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3; or

•	If you are a holder of vested options, you may exercise your vested options and tender any of the shares issued upon exercise. You must exercise your options sufficiently in advance of the expiration date to receive your shares in order to tender.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered At Price Determined Under The Offer.” If you agree to accept the purchase price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $55.00 per share. You should understand that this election may lower the purchase price and could result in your shares being purchased at the minimum price of $55.00 per share. The lower end of the price range for the Offer is below the closing market price for the shares on November 20, 2006, the last full trading day prior to commencement of the Offer, at which time the closing market price on the New York Stock Exchange was $58.57.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

You may contact the Information Agent, the Dealer Managers or your broker, bank or other nominee for assistance. The contact information for the Information Agent and the Dealer Managers is set forth on the back cover of this Offer to Purchase.

WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. YOU SHOULD NOT RELY ON ANY RECOMMENDATION, OR ANY SUCH REPRESENTATION OR INFORMATION, AS HAVING BEEN AUTHORIZED BY US, ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY.

i

SUMMARY TERM SHEET

We are providing this summary for your convenience. It highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares?

Jack in the Box Inc. is offering to purchase up to 5,500,000 shares of our outstanding Common Stock. See Section 1.

What is the purpose of the Offer?

This Offer is an element of our overall plan to enhance stockholder value. In determining to proceed with the Offer, our management and Board of Directors reviewed the terms of our credit facility and considered our alternatives for the use of cash flow generated by our operations. Such alternatives included, among other things, investments in new and existing restaurants, other capital expenditures, acquisitions, dividends and share repurchases. In addition, our Board of Directors considered, with the assistance of management, our free cash flow and financial position and the market price of our Common Stock, as well as our operations, strategy and expectations for the future.

Based on this review, we believe the modified “Dutch Auction” tender offer set forth herein represents an efficient mechanism to provide our stockholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. Stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations at no additional cost to them. See Section 2, Section 9 and Section 11.

How many shares will we purchase in the Offer?

We will purchase up to 5,500,000 shares in the Offer (representing approximately 15.3% of our outstanding common stock) or such lesser number of shares as are properly tendered. If more than 5,500,000 shares are tendered, we will purchase all shares tendered at or below the Final Purchase Price on a pro rata basis, except for “odd lots” (lots held by beneficial or record owners of less than 100 shares), which we will purchase on a priority basis. We expressly reserve the right to purchase additional shares in the Offer, subject to applicable law. See Section 1. The Offer is not conditioned on any minimum number of shares being tendered but is subject to other conditions. See Section 7.

In accordance with the rules of the SEC, we may purchase an additional amount of shares not to exceed 2% of the outstanding shares (approximately 719,310 shares as of November 20, 2006) without amending or extending the Offer.

What will the purchase price for the shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price, within a price range specified by us, at which you are willing to sell your shares. The price range for the Offer is $55.00 to $61.00 per share. We will select the lowest purchase price that will allow us to buy 5,500,000 shares or, if fewer shares are properly tendered, all shares that are properly tendered and not properly withdrawn. We will purchase all shares at the same purchase price, even if you have selected a lower purchase price, but we will not purchase any shares tendered at a price above the Final Purchase Price selected by us. If you wish to maximize the chance that we will purchase your shares, you should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” in the Letter of Transmittal indicating that you will accept the Final Purchase Price selected by us. You should understand that this election may have the effect of lowering the Final Purchase Price and could result in your shares being purchased at the minimum price of $55.00 per share. If we purchase your shares in the Offer, we will pay you the Final Purchase Price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. Under no circumstances will we pay interest on the Final Purchase Price, even if there is a delay in making payment. See the Introduction and Section 1.

How will we pay for the shares?

Assuming we purchase 5,500,000 shares in the Offer at the maximum specified purchase price of $61.00 per share, $335.5 million will be required to purchase such shares. See Section 11. We expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $337 million. We intend to use cash on hand of approximately $135.5 million and funds borrowed under the Credit Facilities (as defined below) of approximately $201.5 million to purchase shares in the Offer and to pay all fees and expenses applicable to the Offer. See Section 9.

How long do I have to tender my shares?

You may tender your shares until the Offer expires. The Offer will expire on Tuesday, December 19, 2006, at 12:00 Midnight, New York City time, unless we extend the Offer. See Section 1. We may choose to extend the Offer at any time and for any reason. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See Section 1 and Section 14. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it may have an earlier deadline for accepting the Offer. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee that holds your shares to find out its deadline.

Can the Offer be extended, amended or terminated, and if so, under what circumstances?

Yes. We can extend or amend the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. See Section 14. We can terminate the Offer under certain circumstances. See Section 7.

How will I be notified if you extend the Offer or amend the terms of the Offer?

If we extend the Offer, we will issue a press release not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the Offer. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14.

Are there any conditions to the Offer?

Yes. Our obligation to accept for payment and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived on or prior to the expiration of the Offer, including:

•	No legal action shall have been threatened, pending or taken that might adversely affect the Offer.

•	No general suspension of trading in, or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States shall have occurred.

•	No decrease of more than 10% in the market price for our Common Stock or in the Dow Jones Industrial Average, the Nasdaq National Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies measured from the close of trading on November 20, 2006, the last trading day prior to commencement of the Offer shall have occurred.

•	No commencement of a war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States shall have occurred on or after November 21, 2006 nor shall any material escalation of any war or armed hostilities which had commenced prior to November 21, 2006 have occurred.

•	No changes in the general political, market, economic or financial conditions, domestically or internationally, that are reasonably likely to materially and adversely affect our business or the trading in the shares shall have occurred.

•	No person shall have proposed, announced or made a tender or exchange offer for our shares (other than this Offer), merger, business combination or other similar transaction involving us.

•	No person (including certain groups) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of our outstanding shares (other than as publicly disclosed in a filing with the Securities and Exchange Commission (the “SEC”) on or before November 20, 2006). In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding shares.

•	No person (including a group) that has publicly disclosed in a filing with the SEC on or before November 20, 2006 that it has beneficial ownership of more than 5% of the outstanding shares shall have acquired, or publicly announced its proposal to acquire, beneficial ownership of an additional 2% of the outstanding shares.

•	No person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our assets or securities.

•	No material adverse change in our business, condition (financial or otherwise), assets, income, operations or prospects, shall have occurred during the Offer.

•	We shall not have determined that as a result of the consummation of the Offer and the purchase of shares that there will be a reasonable likelihood that the shares either (1) will be held of record by less than 300 persons or (2) will be delisted from the New York Stock Exchange or be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For a more detailed discussion of these and other conditions to the Offer, please see Section 7 of this Offer to Purchase.

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before 12:00 Midnight, New York City time, on Tuesday, December 19, 2006 or any later time and date to which the Offer may be extended:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender your shares for you;

•	If you hold certificates registered in your own name, complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to the Depositary at the address appearing on the back cover page of this Offer to Purchase; or

•	If you are an institution participating in the Book-Entry Transfer Facility, tender your shares according to the procedure for book-entry transfer described in Section 3.

•	If you are a holder of vested options, you may exercise your vested options and tender any shares issued upon such exercise. You must exercise your options sufficiently in advance of the expiration date to receive your shares in order to tender.

If you wish to maximize the chance that we will purchase your shares, you should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” in the Letter of Transmittal. You should understand that this election may have the effect of lowering the Final Purchase Price and could result in your shares being purchased at the minimum price of $55.00 per share.

Shares may not be tendered in the Offer by guaranteed delivery.

You may contact the Information Agent, the Dealer Managers or your broker, bank or other nominee for assistance. The contact information for the Information Agent and the Dealer Managers is set forth on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

Once I have tendered shares in the Offer, may I withdraw my tendered shares?

Yes. You may withdraw any shares you have tendered at any time before 12:00 Midnight, New York City time, on Tuesday, December 19, 2006, unless we extend the Offer, in which case you may withdraw your shares until the expiration of the Offer, as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 Midnight, New York City time, on Monday, January 22, 2007. See Section 4.

How do I withdraw shares I previously tendered?

To properly withdraw shares, you must deliver on a timely basis a written notice of your withdrawal to the Depositary at one of the addresses appearing on the back cover of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.

In what order will you purchase the tendered shares?

We will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the Final Purchase Price selected by us and do not properly withdraw them before the expiration date;

•	second, after purchasing the shares from the “odd lot holders,” from all other stockholders who properly tender shares at or below the Final Purchase Price selected by us, on a pro rata basis, subject to the conditional tender provisions described in Section 6; and

•	third, only if necessary to permit us to purchase 5,500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the Offer as described in Section 6 (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Therefore, we may not purchase all of the shares that you tender even if you tender them at or below the Final Purchase Price. See Section 1.

What does our Board of Directors think of the Offer?

Our Board of Directors has approved the Offer. However, none of the Company, any member of our Board of Directors, the Dealer Managers or the Information Agent makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2. You should discuss whether to tender your shares with your broker or other financial or tax advisors.

Will your directors and executive officers tender shares in the Offer?

Our directors and executive officers, other than L. Robert Payne, who is retiring from the Board of Directors and has not yet determined whether he will tender into the Offer, have advised us that they do not intend to tender their shares in the Offer. See Section 11.

If I decide not to tender, how will the Offer affect my shares?

Stockholders who decide not to tender will own a greater percentage interest in our outstanding shares following the consummation of the Offer. See Section 2.

Following the Offer, will you continue as a public company?

We believe that our shares will continue to be authorized for quotation on the New York Stock Exchange and that we will continue to be subject to the periodic reporting requirements of the Exchange Act. See Section 2.

When and how will you pay me for the shares I tender?

We will pay the Final Purchase Price net to the seller, in cash, less applicable withholding taxes and without interest, for the shares we purchase promptly after the expiration of the Offer. We will pay for the shares accepted for purchase by depositing the aggregate purchase price with the Depositary, promptly after the expiration date of the Offer. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for payment. See Section 1 and Section 5.

If I am a holder of vested stock options, how do I participate in the offer?

If you are a holder of vested options, you may exercise your vested options and tender any shares issued upon such exercise. You must exercise your options sufficiently in advance of the expiration date to receive your shares in order to tender.

What is the recent market price of my shares?

On November 20, 2006, the last full trading day before the announcement and commencement of the Offer, the last reported sale price of our common stock on the New York Stock Exchange was $58.57 per share. You are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender your shares. See Section 8.

Will I have to pay brokerage commissions if I tender my shares?

If you are a registered stockholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions. If you hold shares through a broker, bank or other nominee, we urge you to consult your broker, bank or other nominee to determine whether any transaction costs are applicable. See the Introduction, Section 3 and Section 15.

Will I have to pay stock transfer tax if I tender my shares?

If you instruct the Depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

What are the United States federal income tax consequences if I tender my shares?

Generally, your receipt of cash from us in exchange for the shares of our Common Stock you tender will be a taxable transaction for United States federal income tax purposes. The cash you receive for your tendered shares of our Common Stock will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the shares of our Common Stock purchased by us or as a distribution from us in respect of shares of our Common Stock. See Section 13 for a more detailed discussion of the tax treatment of the Offer. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer. Non-United States Holders (as defined in Section 13) are urged to consult their tax advisors regarding the application of United States federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Who is the contact for questions about the Offer?

The Information Agent or the Dealer Managers can help answer your questions. The Information Agent is D.F. King & Co., Inc., and the Joint Dealer Managers are Wachovia Securities and Morgan Stanley. Their contact information is set forth on the back cover of this Offer to Purchase.

FORWARD-LOOKING STATEMENTS

From time-to-time, the Company makes oral and written statements that reflect the Company’s current expectations regarding future results of operations, economic performance, financial condition and achievements of the Company. We try, whenever possible, to identify these forward-looking statements by using words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “would,” and similar expressions. Certain forward-looking statements are included in this Offer to Purchase. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties.

In some cases, information regarding certain important factors that could cause actual results to differ materially from any forward-looking statement appears together with such statement. In addition, the following risk factors, as well as other possible factors not listed, could cause actual results and/or goals to differ materially from those expressed in forward-looking statements.

Risks Related to the Food Service Industry.  Food service businesses may be materially and adversely affected by changes in consumer tastes, national, regional and local economic and political conditions, demographic trends, and the impact on consumer eating habits of new information regarding diet, nutrition and health. The performance of individual restaurants may be adversely affected by factors such as traffic patterns, demographics and the type, number and location of competing restaurants.

Multi-unit food service businesses such as ours can also be materially and adversely affected by widespread negative publicity of any type, particularly regarding food quality, illness, (such as epidemics or the prospect of a pandemic such as avian flu,) obesity, injury or other health concerns with respect to certain foods. To minimize the risk of food-borne illness, we have implemented a HACCP system for managing food safety and quality. Nevertheless, the risk of food-borne illness cannot be completely eliminated. Any outbreak of such illness attributed to our restaurants or within the food service industry or any widespread negative publicity regarding our brands or the restaurant industry in general could have a material adverse effect on our financial condition and results of operations.

Dependence on frequent deliveries of fresh produce and groceries subjects food service businesses, such as ours, to the risk that shortages or interruptions in supply, caused by adverse weather or other conditions, could adversely affect the availability, quality and cost of ingredients. In addition, unfavorable trends or developments concerning factors such as inflation, increased cost of food, labor, fuel, utilities, technology, insurance and employee benefits (including increases in hourly wage, and workers’ compensation and other insurance premiums), increases in the number and locations of competing restaurants, regional weather conditions and the availability of experienced management and hourly employees, may also adversely affect the food service industry in general. Because our restaurants are predominantly company-operated, we may have greater exposure to operating cost issues than chains that are primarily franchised. Changes in economic conditions affecting our customers could reduce traffic in some or all of our restaurants or impose practical limits on pricing, either of which could have a material adverse effect on our financial condition and results of operations. Our continued success will depend in part on our ability to anticipate, identify and respond to changing conditions.

Risks Associated with Development.  We intend to grow primarily by developing additional company-owned restaurants and through new restaurants to be developed by franchisees. Development involves substantial risks, including the risk of (i) the availability of financing for the Company and to franchisees at acceptable rates and terms, (ii) development costs exceeding budgeted or contracted amounts, (iii) delays in completion of construction, (iv) the inability to identify, or the unavailability of suitable sites, both traditional and nontraditional, on acceptable leasing or purchase terms, (v) developed properties not achieving desired revenue or cash flow levels once opened, (vi) competition for suitable development sites, (vii) incurring substantial unrecoverable costs in the event a development project is abandoned prior to completion, (viii) the inability to obtain all required governmental permits, including, in appropriate cases, liquor licenses, (ix) changes in governmental rules, regulations, and interpretations (including interpretations of the requirements of the Americans with Disabilities Act (ADA)), and (x) general economic and business conditions.

Although we intend to manage our development to reduce such risks, we cannot assure you that present or future development will perform in accordance with our expectations. We cannot assure you that we will complete the development and construction of the facilities, or that any such development will be completed in a timely manner or within budget, or that any restaurants will generate our expected returns on investment. Our inability to expand in accordance with our plans or to manage our growth could have a material adverse effect on our results of operations and financial condition.

Risks Associated with Growth.  Our plans to increase our franchising activities and to further develop Qdoba and our convenience store/gas station/restaurant co-brand will require the implementation of enhanced operational and financial systems and will require additional management, operational, and financial resources. For example, we will be required to recruit franchise sales and administrative personnel; and to recruit and train managers and other personnel for each new company-owned restaurant, as well as additional development and accounting personnel. We cannot assure you that we will be able to manage our expanding operations effectively to continue to recognize value from franchising and co-branding. The failure to implement such systems and add such resources on a cost-effective basis could have a material adverse effect on our results of operations and financial condition.

Reliance on Certain Geographic Markets.  Because our business is regional, with nearly 65% of our restaurants located in the states of California and Texas, the economic conditions, state and local government regulations and weather conditions affecting those states may have a material impact upon our results.

Risks Related to Entering New Markets.  We cannot assure you that we will be able to successfully expand or acquire critical market presence for our brands in new geographical markets, as we may encounter well-established competitors with substantially greater financial resources. We may be unable to find attractive locations, acquire name recognition, successfully market our products and attract new customers. Competitive circumstances and consumer characteristics in new market segments and new geographical markets may differ substantially from those in the market segments and geographical markets in which we have substantial experience. We cannot assure you that we will be able to profitably operate new company-operated or franchised restaurants in new geographical markets. Management decisions to curtail or cease investment in certain locations or markets may result in impairment charges.

Competition.  The restaurant industry is highly competitive with respect to price, service, location, personnel and the type and quality of food, and there are many well-established competitors. Each of our restaurants competes directly and indirectly with a large number of national and regional restaurant chains, as well as with locally-owned quick-service restaurants, fast-casual restaurants, sandwich shops and similar types of businesses. The trend toward convergence in grocery, deli and restaurant services may increase the number of our competitors. Such increased competition could have a material adverse effect on our financial condition and results of operations. Some of our competitors have substantially greater financial, marketing, operating and other resources than we have, which may give them a competitive advantage. Certain of our competitors have introduced a variety of new products and engaged in substantial price discounting in recent years and may continue to do so in the future. We plan to take various steps in connection with our “brand re-invention” strategy, including introducing new, higher quality products, discontinuing certain menu items, testing new service and training initiatives, and making improvements to facility image at our restaurants. However, there can be no assurance (i) that our facility improvements will foster increases in sales and yield the desired return on investment, (ii) of the success of our new products, initiatives or our overall strategies, or (iii) that competitive product offerings, pricing and promotions will not have an adverse effect upon our results of operations and financial condition. Our promotional strategies or other actions during unfavorable competitive conditions may adversely affect our margins.

Risks Related to Increased Labor Costs.  We have a substantial number of employees who are paid wage rates at or slightly above the minimum wage. As federal and state minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees but also the wages paid to the employees at wage rates which are above minimum wage. If competitive pressures or other factors prevent us from offsetting the increased costs by increases in prices, our profitability may decline. In addition, various proposals that would require employers to provide health insurance for all of their employees are being considered from time-to-time in Congress and various states. We offer access to healthcare benefits to our restaurant crew members. If our crew members do not find the opportunity to obtain this insurance attractive, we may not see the reductions in turnover, training costs and workers’ compensation claims that we expect. The imposition of any requirement that we provide health insurance to all employees on terms materially different from our existing programs would have a material adverse impact on the results of operations and financial condition of the Company.

Risks Related to Advertising.  Some of our competitors have greater financial resources which enable them to purchase significantly more television and radio advertising than we are able to purchase. Should our competitors increase spending on advertising and promotion, should the cost of television or radio advertising increase, or our advertising funds decrease for any reason, including implementation of reduced spending strategies, or should our advertising and promotion be less effective than our competitors’, there could be a material adverse effect on our results of operations and financial condition. The trend toward fragmentation in the media favored by our target consumers may dilute the effectiveness of our advertising dollars.

Taxes.  Our income tax provision is sensitive to expected earnings and, as expectations change, our income tax provisions may vary from quarter-to-quarter and year-to-year. In addition, from time-to-time, we may take positions for filing our tax returns, which differ from the treatment for financial reporting purposes. The ultimate outcome of such positions could have an adverse impact on our effective tax rate. Our effective tax rate for fiscal 2007 is expected to be higher than our fiscal 2006 rate.

Risks Related to Achieving Increased Franchise Ownership and to Franchise Operations.  At October 1, 2006, approximately 29% of the Jack in the Box restaurants were franchised. Our plan to achieve 35% franchise ownership by the end of 2008 and to further increase the percentage of franchised restaurants thereafter by approximately 5% annually and to move towards a range of franchise ownership more closely aligned with that of the QSR, is subject to risks and uncertainties. We may not be able to identify franchisee candidates with appropriate experience and financial resources or to negotiate mutually acceptable agreements with them. The goal of 2008 may not provide sufficient time for us to achieve the ownership mix of franchise to company-operated restaurants that we desire and we cannot assure you that we will be able to continue to expand our franchising activities thereafter. Sales of our franchises and the realization of gains from franchising may vary from quarter to quarter and may not meet expectations. Our ability to sell franchises and to realize gains from such sales is uncertain. The opening and success of franchised restaurants depends on various factors, including the demand for our franchises, and the selection of appropriate franchisee candidates, the availability of suitable sites, the negotiation of acceptable lease or purchase terms for new locations, permitting and regulatory compliance, the ability to meet construction schedules, the availability of financing, and the financial and other capabilities of our franchisees and developers. We cannot assure you that developers planning the opening of franchised restaurants will have the business abilities or sufficient access to financial resources necessary to open the restaurants required by their agreements. We cannot assure you that franchisees will successfully participate in our strategic initiatives or operate their restaurants in a manner consistent with our concept and standards. In addition, certain federal and state laws govern our relationships with our franchisees.

Risks Related to Government Regulations.  The restaurant industry is subject to extensive federal, state and local governmental regulations, including those relating to the preparation, labeling, advertising and sale of food and those relating to building and zoning requirements. We and our franchisees are also subject to licensing and regulation by state and local departments relating to health, sanitation and safety standards, and liquor licenses and to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. See “Risks Related to Increased Labor Costs” above. The inability to obtain or maintain such licenses or publicity resulting from actual or alleged violations of such laws could have an adverse effect on our results of operations. We are also subject to federal regulation and certain state laws, which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on noncompetition provisions and on provisions concerning the termination or nonrenewal of a franchise. Some states require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect us and our franchisees. Changes in, and the cost of compliance with, government regulations could have a material adverse effect on our operations.

Risks Related to Interest Rates.  The Company has exposure to changes in interest rates based on its financing, investing and cash management activities. Increases in interest rates could materially negatively impact the Company’s profitability.

Risks Related to the Failure of Internal Controls.  The Company maintains a documented system of internal controls which is reviewed and monitored by an Internal Controls Committee and tested by the Company’s full time Internal Audit Department. The Internal Audit Department reports to the Audit Committee of the Board of Directors.

The Company believes it has a well-designed system to maintain adequate internal controls on the business. However, there can be no assurance that there will not be any control deficiencies in the future. Should we become aware of any significant control deficiencies, the Internal Controls Committee would recommend prompt remediation and report them to the Audit Committee. We have devoted significant resources to document, test, monitor and improve our internal controls and will continue to do so; however, we cannot be certain that these measures will ensure that our controls are adequate in the future or that adequate controls will be effective in preventing fraud. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. Any failures in the effectiveness of our internal controls could have a material adverse effect on our operating results or cause us to fail to meet reporting obligations.

Environmental Risks and Regulations.  As is the case with any owner or operator of real property, we are subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with environmental laws could result in the imposition of severe penalties or restrictions on operations by governmental agencies or courts of law, which could adversely affect operations. We do not have environmental liability insurance; nor do we maintain a reserve to cover such events. We have engaged and may engage in real estate development projects and own or lease several parcels of real estate on which our restaurants are located. We are unaware of any significant hazards on properties we own or have owned, or operate or have operated, the remediation of which would result in material liability for the Company. In the event of the determination of contamination on such properties, the Company, as owner or operator, could be held liable for severe penalties and costs of remediation. We also operate motor vehicles and warehouses and handle various petroleum substances and hazardous substances, and are not aware of any current material liability related thereto.

Other Risks include:

•	Weather conditions and related events such as floods or other natural disasters may adversely affect the level of customer traffic, damage our restaurants or otherwise disrupt operations.

•	Changes in accounting standards policies and practices or related interpretations by auditors or regulatory entities may negatively impact our results.

•	Changes in assumptions relating to pension costs may increase our pension expense and contributions.

•	The Company has an on-going “profit improvement program” under which it seeks to improve efficiencies and lower costs in all aspects of operations. Although the Company has been successful in improving efficiency and reducing costs in the past, there is no assurance that it will be able to continue to do so in the future.

•	The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, and the expenses associated with cashless payment, may negatively impact our results.

•	The practical or psychological effects of terrorist acts or government responses, the on-going conflict in Iraq and war or the risk of war on consumer behavior may negatively impact our results.

•	Litigation trends and potential class actions by consumers and shareholders, and the costs and other effects of legal claims by employees, franchisees, customers, vendors, stockholders and others, including settlement of those claims, may negatively impact our results.

Please refer to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended October 2, 2005 for information on these and other risk factors. Except as required by law, we undertake no obligation to revise any of the forward-looking information including in this document or to update it to reflect events or circumstances occurring after the date of this document.

INTRODUCTION

To the holders of our common stock:

We invite our stockholders to tender up to 5,500,000 shares of our common stock, $.01 par value per share (the “Common Stock”), for purchase by us at a price not greater than $61.00 nor less than $55.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal which together, as they may be amended or supplemented from time to time, constitute the Offer.

Upon the terms and subject to the conditions of the Offer, we will determine a single per share price, not greater than $61.00 nor less than $55.00 per share, that we will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares so tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to buy 5,500,000 shares or, if fewer shares are properly tendered, all shares that are properly tendered and not properly withdrawn, at prices not greater than $61.00 nor less than $55.00 per share. We sometimes refer to the price we will select as the “Final Purchase Price.” We will acquire all shares in the Offer at the same purchase price, on the terms and subject to the conditions of the Offer, including proration provisions.

We will only purchase shares properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. However, because of the “odd lot” priority, proration (because more than the number of shares we seek are properly tendered) and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the shares tendered at or below the Final Purchase Price. Shares not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the expiration of the Offer. See Section 1.

We expressly reserve the right, in our sole discretion, to purchase more than 5,500,000 shares in the Offer, and/or to amend the maximum aggregate purchase price, subject to applicable law. See Section 1.

If you are a holder of vested options, you may exercise your vested options and tender any of the shares issued upon exercise. You must exercise your options sufficiently in advance of the expiration date to receive your shares in order to tender.

Shares may not be tendered in the Offer by guaranteed delivery.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER.  HOWEVER, NONE OF THE COMPANY, ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY, MAKE ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM. IN DOING SO, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE OFFER. SEE SECTION 2. YOU SHOULD DISCUSS WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM WITH YOUR FINANCIAL AND TAX ADVISORS.

Our directors and executive officers, other than L. Robert Payne, who is retiring from the Board of Directors and has not yet determined whether he will tender into the Offer, have advised us that they do not intend to tender their shares in the Offer. See Section 11.

We will pay all fees and expenses incurred in connection with the Offer by the Dealer Managers, the Information Agent and the Depositary. See Section 15.

As of November 20, 2006, we had 47,162,234 issued shares of Common Stock, including 35,965,506 outstanding shares and 11,196,728 treasury shares. The 5,500,000 shares that we are offering to purchase pursuant to the Offer represent approximately 15.3% of our shares of Common Stock outstanding on November 20, 2006. Our shares are traded on the New York Stock Exchange under the symbol “JBX.” On November 20, 2006, the last full trading day prior to the announcement and commencement of the Offer, the last reported sale price of our shares on the New York Stock Exchange was $58.57 per share. Stockholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares. See Section 8 and Section 11.

Our principal executive offices are located at 9330 Balboa Avenue, San Diego, CA 92123 and our phone number is (858) 571-2121.

THE OFFER

1.	Number of Shares; Proration.

Upon the terms and subject to the conditions of the Offer, we will purchase up to 5,500,000 shares of our Common Stock, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with Section 4 before the expiration date at a price not greater than $61.00 nor less than $55.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (such purchase price, the “Final Purchase Price”).

The term “expiration date” means 12:00 Midnight, New York City time, on Tuesday, December 19, 2006, unless and until we, in our sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 14 for a description of our right to extend, delay, terminate or amend the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must either (1) specify that they are willing to sell their shares to us at the Final Purchase Price (which could result in the tendering stockholder receiving a purchase price per share as low as $55.00), or (2) specify the price or prices, not greater than $61.00 nor less than $55.00 per share, at which they are willing to sell their shares to us under the Offer. Prices may be specified in multiples of $0.25. Promptly following the expiration date, we will determine the Final Purchase Price that we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price, not greater than $61.00 nor less than $55.00 per share, that will allow us to purchase 5,500,000 shares (or such greater number of shares as we may elect to purchase). We will purchase all shares in the Offer at the same purchase price.

We will announce the Final Purchase Price by press release promptly after such determination has been made. We will only purchase shares properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. However, because of the “odd lot” priority, proration and conditional tender provisions of the Offer, we may not purchase all of the shares tendered at or below the Final Purchase Price if more than the number of shares we seek are properly tendered at or below the Final Purchase Price. We will return all shares tendered and not purchased pursuant to the Offer, including shares tendered at prices in excess of the Final Purchase Price and shares not purchased because of proration or conditional tenders, to the tendering stockholders at our expense, promptly following the expiration date.

By following the instructions to the Letter of Transmittal, stockholders can specify different minimum prices for specified portions of their shares, but a separate Letter of Transmittal must be submitted for shares tendered at each price. Stockholders can also specify the order in which the specified portions will be purchased in the event that, as a result of proration or otherwise, some but not all of the tendered shares are purchased pursuant to the Offer. In the event a stockholder does not designate such order and fewer than all shares are purchased due to proration, the Depositary will select the order of shares purchased.

We expressly reserve the right, in our sole discretion, to purchase more than 5,500,000 shares under the Offer, subject to applicable law. In accordance with the rules of the SEC, we may purchase an additional amount of shares not to exceed 2% of the outstanding shares (approximately 719,310 shares as of November 20, 2006) without amending or extending the Offer. However, if we purchase an additional number of shares in excess of 2% of the outstanding shares, we will amend and extend the offer in compliance with applicable law. See Section 14.

In the event of an over-subscription of the Offer as described below, shares tendered at or below the Final Purchase Price prior to the expiration date will be subject to proration, except for “odd lots.” The proration period and withdrawal rights also expire on the expiration date.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7.

Priority of Purchases.  On the terms and subject to the conditions of the Offer, if more than 5,500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), have been properly tendered at prices at or below the Final Purchase Price and not properly withdrawn before the expiration, we will purchase properly tendered shares on the basis set forth below:

•	first, we will purchase all shares properly tendered and not properly withdrawn by any “odd lot holder,” as described below, who:

•	tenders all shares owned beneficially or of record by such “odd lot holder” at a price at or below the Final Purchase Price selected by us (tenders of less than all of the shares owned by such “odd lot holder” will not qualify for this preference); and

•	completes the box entitled “Odd Lots” in the related Letter of Transmittal;

•	second, after the purchase of all of the shares properly tendered by “odd lot holders,” subject to the conditional tender provisions described in Section 6, we will purchase all other shares properly tendered at or below the Final Purchase Price selected by us on a pro rata basis with appropriate adjustment to avoid purchases of fractional shares; and

•	third, only if necessary to permit us to purchase the total number of shares to be purchased in this Offer we will purchase shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price selected by us, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that fewer than all shares tendered by a stockholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of shares, none of those shares will be purchased even though those shares were tendered at prices at or below the Final Purchase Price.

As we noted above, we may elect to purchase more than 5,500,000 shares in the Offer, subject to applicable law. If we do so, the preceding provisions will apply to the greater number of shares.

Odd Lots.  For purposes of the Offer, the term “odd lots” means all shares properly tendered at prices at or below the Final Purchase Price selected by us held by a stockholder who owns beneficially or of record an aggregate of fewer than 100 shares which we refer to as an “odd lot holder,” and so certifies in the appropriate place on the related Letter of Transmittal. To qualify for this preference, an “odd lot holder” must tender all shares owned beneficially or of record by the “odd lot holder” in accordance with the procedures described in Section 3. As set forth above, “odd lots” will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By accepting the Offer, an “odd lot holder” who holds shares in his or her name and tenders his or her shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable “odd lot” discounts in a sale of the holder’s shares. Any “odd lot holder” wishing to tender all of such “odd lot holder’s” shares pursuant to the Offer should complete the box entitled “Odd Lots” in the Letter of Transmittal.

Proration.  If proration of tendered shares is required, the Depositary will determine the proration factor promptly following the expiration date. Proration for each stockholder tendering shares, other than “odd lot holders,” will be based on the ratio of the number of shares properly tendered and not properly withdrawn by such stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders, other than “odd lot holders,” at or below the Final Purchase Price, subject to conditional tenders. The preliminary results of any proration will be announced by press release promptly after the expiration date. After the expiration date, stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 13, the number of shares that we will purchase from a stockholder pursuant to the Offer may affect the United States federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares. The Letter of Transmittal affords each stockholder who tenders shares registered in such stockholder’s name directly to the Depositary the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of shares being purchased.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Offer; Certain Effects of the Offer.

Purpose of the Offer.  This Offer is an element of our overall plan to enhance stockholder value. In determining to proceed with the Offer, our management and Board of Directors reviewed the terms of our credit facility and considered our alternatives for the use of cash flow generated by our operations. Such alternatives included, among other things, investments in new and existing restaurants, other capital expenditures, acquisitions, dividends and share repurchases. Our Board of Directors considered, with the assistance of management, our free cash flow and financial position and the market price of our common stock, as well as our operations, strategy and expectations for the future.

Based on this review, we believe the modified “Dutch Auction” tender offer set forth herein represents an efficient mechanism to provide our stockholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect. Stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in us and our future operations at no additional cost to them.

In determining the size and number of shares to purchase in the Offer, our Board of Directors with the assistance of outside advisors considered a broad range of factors, including our financial condition and dividend policy, operations, competitive position, resources and business prospects, management of the impact of our equity compensation plans, the current market prices of our shares and our desire for future financial flexibility. Our Board of Directors also considered risks and uncertainties, including the potential for favorable and unfavorable developments relating to our business.

The Offer is intended to achieve a number of objectives, including the following:

•	Provide value to stockholders who wish to sell. A significant repurchase is an efficient way to return value to stockholders who wish to tender their shares at a premium to the recent trading prices for the shares.

•	Provide value for continuing stockholders. Stockholders who wish to achieve a greater percentage ownership in the enterprise will be able to do so by not tendering their shares and thus will have a greater stake in our future results, opportunities and risks at no additional cost to them.

•	Provide efficiency for stockholders who wish to sell. The Offer also provides our stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares.

Following the completion or termination of the Offer, we may, from time to time, repurchase our shares on the open market or through private or public transactions in accordance with applicable law. Exchange Act Rule 13e–4 generally prohibits us and our affiliates from purchasing any shares of our Common Stock, other than in the Offer, until at least 10 business days after the expiration date, except pursuant to certain limited exceptions provided in Exchange Act Rule 14e–5.

Our directors and executive officers, other than L. Robert Payne, who is retiring from the Board of Directors and has not yet determined whether he will tender into the Offer, have advised us that they do not intend to tender their shares in the Offer. See Section 11.

Certain Effects of the Offer.  Stockholders who decide not to tender will own a greater percentage interest in our outstanding shares following the consummation of the Offer. These stockholders will also continue to bear the risks associated with owning our Common Stock, including risks resulting from our repurchase of shares in the Offer. Stockholders may be able to sell non-tendered shares in the future on the New York Stock Exchange or otherwise, at a net price significantly higher or lower than the Final Purchase Price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future.

We anticipate that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the New York Stock Exchange, we do not believe that our purchase of shares under the Offer will cause our remaining outstanding shares to be delisted from the New York Stock Exchange. We also believe that our purchase of shares under the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

OUR BOARD OF DIRECTORS HAS APPROVED THE OFFER.  HOWEVER, NONE OF THE COMPANY, ANY MEMBER OF OUR BOARD OF DIRECTORS, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU WILL TENDER THEM.

Shares we acquire pursuant to the Offer will be cancelled.

Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets which is material to us and our subsidiaries, taken as a whole;

•	any material change in our present Board of Directors or management or any plans or proposals to change the number or the terms of directors (although we may fill vacancies arising on the Board) or to change any material term of the employment contract of any executive officer;

•	any material change in our present dividend rate or policy, our indebtedness or capitalization, corporate structure or business;

•	any class of our equity securities ceasing to be authorized to be quoted on the New York Stock Exchange;

•	the termination or suspension of our obligation to file reports under Sections 13(a) or 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

Nothing in this Offer will preclude us from pursuing, developing or engaging in future plans, proposals or negotiations that relate to or would result in one or more of the foregoing events, subject to applicable law.

3.	Procedures for Tendering Shares.

Proper Tender of Shares.  For shares to be tendered pursuant to the Offer, the certificates for such shares (or confirmation of receipt of such shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, or an “Agent’s Message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 12:00 Midnight, New York City time, on Tuesday, December 19, 2006 by the Depositary at its address set forth on the back cover of this Offer to Purchase.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares under the Offer must complete the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” by either (1) checking the box in the section entitled “Shares Tendered At Price Determined Under The Offer” or (2) checking one of the boxes in the section entitled “Shares Tendered At Price Determined By Stockholder,” indicating the price at which shares are being tendered.

Stockholders who desire to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered, provided that the same shares cannot be tendered (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender shares properly, one and only one box must be checked in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” in the Letter of Transmittal.

If tendering stockholders wish to maximize the chance that we will purchase their shares, they should check the box in the section entitled “Shares Tendered At Price Determined Under The Offer” in the Letter of Transmittal under the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered.” Note that this election may have the effect of lowering the Final Purchase Price and could result in the tendered shares being purchased at the minimum price of $55.00 per share. If tendering stockholders wish to indicate a specific price (in multiples of $0.25) at which their shares are being tendered, they must check the appropriate box in the section entitled “Shares Tendered At Price Determined By Stockholder” in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” in the Letter of Transmittal. Tendering stockholders should be aware that this election could mean that none of their shares will be purchased if they check a box other than the box representing the price at or below the Final Purchase Price. In addition, “odd lot holders” who tender all of their shares must complete the section entitled “Odd Lots” in the Letter of Transmittal to qualify for the preferential treatment available to “odd lot holders” as set forth in Section 1.

Stockholders holding their shares through a broker, dealer, commercial bank, trust company or other nominee must contact the nominee in order to tender their shares. Stockholders who hold shares through nominees are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender shares through the nominees and not directly to the Depositary.

Stockholders may tender shares subject to the condition that all, or a specified minimum number of shares, be purchased. Any stockholder desiring to make such a conditional tender should so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal. It is the tendering stockholder’s responsibility to determine the minimum number of shares to be purchased. Stockholders should consult their own financial and tax advisors with respect to the effect of proration of the Offer and the advisability of making a conditional tender. See Section 6 and Section 13.

Signature Guarantees and Method of Delivery.  No signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, will include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the shares) tendered and such holder has not completed either the section entitled “Special Payment Instructions” or the section entitled “Special Delivery Instructions” in the Letter of Transmittal; or

•	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Exchange Act Rule 17Ad–15, each of the foregoing constituting an “Eligible Institution.” See Instruction 1 of the Letter of Transmittal.

If a certificate for shares is registered in the name of a person other than the person executing the Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, signed in either case exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

Payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	one of (a) certificates for the shares or (b) a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility as described below;

•	one of (a) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees or (b) an Agent’s Message (as defined below) in the case of a book-entry transfer; and

•	any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries in connection with the Offer, including a Letter of Transmittal and certificates for shares, must be made to the Depositary and not to us, the Dealer Managers, the Information Agent or the Book-Entry Transfer Facility. ANY DOCUMENTS DELIVERED TO US, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE BOOK-ENTRY TRANSFER FACILITY WILL NOT BE FORWARDED TO THE DEPOSITARY AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

SHARES MAY NOT BE TENDERED IN THE OFFER BY GUARANTEED DELIVERY.

Book-Entry Delivery.  The Depositary will establish an account with respect to the shares for purposes of the Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the shares by means of a book-entry transfer by causing the Book-Entry Transfer Facility to transfer shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the expiration date. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Return of Unpurchased Shares.  If any tendered shares are not purchased under the Offer or are properly withdrawn before the expiration date, or if less than all shares evidenced by a stockholder’s certificates are tendered, we will return certificates for unpurchased shares promptly after the expiration or termination of the Offer or, in the case of shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the number of shares to be accepted, the Final Purchase Price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer on or prior to the expiration date, or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder (whether or not we waive similar defects or irregularities in the case of other stockholders), and our interpretation of the terms of the Offer will be final and binding on all parties. In the event a condition is waived with respect to any particular stockholder, the same condition will be waived with respect to all stockholders. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of shares. Neither we nor the Dealer Managers, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of the foregoing incur any liability for failure to give any such notification.

Tendering Stockholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement.  It is a violation of Exchange Act Rule 14e–4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions of such period), the person so tendering (1) has a “net long position” equal to or greater than the amount of common stock tendered in (a) common stock or (b) other securities convertible into or exchangeable or exercisable for common stock and, upon acceptance of the tender, will acquire the common stock by conversion, exchange or exercise and (2) will deliver or cause to be delivered the common stock in accordance with the terms of the Offer. Rule 14e-4 also provides a similar restriction applicable to a tender on behalf of another person.

A tender of our Common Stock in accordance with any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (1) the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated under the Exchange Act, in the Common Stock, or equivalent securities at least equal to the Common Stock, being tendered, and (2) the tender of Common Stock complies with Rule 14e-4. Our acceptance for payment of Common Stock tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us on the terms and subject to the conditions of the Offer.

Lost or Destroyed Certificates.  Stockholders whose certificates for part or all of their shares have been lost, destroyed or stolen may contact Mellon Investor Services LLC, the Depositary and transfer agent for our shares, at the address set forth on the back cover of this Offer to Purchase for instructions to obtain a replacement certificate. That certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the stockholder to secure against the risk that the certificates may be subsequently recirculated. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed. Stockholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation. Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us, the Dealer Managers or the Information Agent. Any certificates delivered to us, the Dealer Managers or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.

Backup Withholding.  Under the United States federal income tax laws, payments to a tendering stockholder may be subject to “backup withholding” at the applicable statutory rate (currently 28%), unless a tendering stockholder:

•	provides a correct taxpayer identification number (which, for an individual stockholder, is the stockholder’s social security number) and any other required information; or

•	is an exempt recipient and, when required, demonstrates this fact and otherwise complies with applicable requirements of the backup withholding rules.

A stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service (the “IRS”). To prevent backup withholding on cash payable under the Offer, each stockholder should provide the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the Substitute IRS Form W–9 included in the Letter of

Transmittal. Non-United States Holders should complete and sign the appropriate IRS Form W–8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Section 13 and Instruction 10 to the Letter of Transmittal.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund of such amounts if they timely provide certain required information to the IRS.

United States Federal Withholding Tax on Payments to Non-United States Holders.

Non-United States Holders (as defined in Section 13) may be subject to a 30% United States federal withholding tax on payments received pursuant to the Offer. As described in Section 13, a sale of shares pursuant to the Offer may qualify for sale or exchange treatment or may constitute a taxable dividend, depending on a particular stockholder’s facts and circumstances. The Depositary generally will treat payments made to Non-United States Holders pursuant to the Offer as taxable dividends. Accordingly, in compliance with United States federal income tax laws, the Depositary will withhold 30% of the gross proceeds payable to a Non-United States Holder unless the Non-United States Holder provides the Depositary with (i) a properly executed IRS Form W–8BEN (or other applicable Form W–8) certifying that it is entitled to a reduced rate of withholding under an applicable tax treaty or (ii) a properly executed IRS Form W–8ECI certifying that it is exempt from withholding because the payment is effectively connected with the Non-United States Holder’s conduct of a trade or business in the United States. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if its sale of shares of our Common Stock pursuant to the Offer satisfies the requirements for sale or exchange treatment described in Section 13 or the Non-United States Holder is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-United States Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the expiration date and, unless we have accepted tendered shares for payment under the Offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Monday, January 22, 2007.

For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder; the number of shares to be withdrawn; and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered for the account of an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures.

We will determine all questions as to the form and validity, including the time of receipt, of any notice of withdrawal, in our sole discretion, which determination will be final and binding on all parties. Neither we nor the Dealer Managers, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification. Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn shares may be re-tendered before the expiration date by again following one of the procedures described in Section 3.

If we extend the Offer, are delayed in our purchase of shares or are unable to purchase shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Exchange Act Rule 13e–4(f)(5), which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

5.	Purchase of Shares and Payment of Purchase Price.

On the terms and subject to the conditions of the Offer, promptly following the expiration date, we will:

•	determine the Final Purchase Price, taking into account the number of shares so tendered and the prices specified by tendering stockholders; and

•	accept for payment and pay for (and thereby purchase) up to 5,500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) properly tendered at prices at or below the Final Purchase Price and not properly withdrawn. We may purchase an additional amount of shares not to exceed 2% of the outstanding shares (approximately 719,310 shares as of November 20, 2006) without amending or extending the Offer.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.

On the terms and subject to the conditions of the Offer, promptly after the expiration date, we will accept for purchase and pay a single per share purchase price for all of the shares accepted for payment in accordance with the Offer. In all cases, payment for shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of:

•	certificates for shares or a timely confirmation of a book-entry transfer of shares into the Depositary’s account at the Book-Entry Transfer Facility;

•	a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) or an Agent’s Message in the case of book-entry transfer; and

•	any other documents required by the Letter of Transmittal.

We will pay for shares purchased pursuant to the Offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders. In the event of proration, the Depositary will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the Final Purchase Price and shares not purchased due to proration or conditional tenders, will be returned, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who delivered the shares, to the tendering stockholder promptly after the expiration or termination of the Offer at our expense.

Under no circumstances will interest be paid on the Final Purchase Price for the shares, regardless of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the Final Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Final Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 8 of the Letter of Transmittal.

6.	Conditional Tender of Shares.

Subject to the exception for “odd lot holders,” in the event of an over-subscription of the Offer, shares tendered at or below the Final Purchase Price prior to the expiration date will be subject to proration. See Section 1. As discussed in Section 13, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal. We urge each stockholder to consult with his or her own financial or tax advisors with respect to the advisability of making a conditional tender.

Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased from that stockholder if any are to be purchased. After the Offer expires, if more than 5,500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified, the conditional tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal and regarded as withdrawn as a result of proration will be returned promptly after the expiration date at our expense.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 5,500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 5,500,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased.

7.	Conditions of the Offer.

The Offer is not conditioned on any minimum number of shares being tendered. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of or the payment for shares tendered, subject to Exchange Act Rule 13e–4(f)(5), which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer, if at any time on or after the commencement of the Offer and prior to the time of payment for shares (whether or not any shares have been accepted for payment) any of the following events have occurred (or are determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for the shares in the Offer:

•	there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the consummation of the Offer, the acquisition of some or all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer; or

•	in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair our ability to repurchase some or all of the shares pursuant to the Offer;

•	there has been any action threatened, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer;

•	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares to be purchased pursuant to the Offer; or

•	materially and adversely affect our or our subsidiaries’ or our affiliates’ business, condition (financial or otherwise), income, operations or prospects;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor;

•	a decrease of more than 10% in the market price for our Common Stock or in the Dow Jones Industrial Average, the Nasdaq National Market Composite Index or Standard & Poor’s Composite Index of 500 Industrial Companies measured from the close of trading on November 20, 2006, the last trading day prior to commencement of the Offer shall not have occurred;

•	the commencement of a war, armed hostilities or other international or national calamity on or after November 21, 2006, including, but not limited to an act of terrorism;

•	any material escalation of any war or armed hostilities which had commenced prior to November 21, 2006;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in our shares; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all of our shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before November 20, 2006);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before November 20, 2006, has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer made hereby), beneficial ownership of an additional 2% or more of our outstanding shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of Common Stock, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any change or changes have occurred or are threatened in our or our subsidiaries’ or affiliates’ business, condition (financial or otherwise), properties, assets, income, operations or prospects that, in our reasonable judgment, has or could have a material adverse effect on us or any of our subsidiaries or affiliates or the benefits of the Offer to us;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we determine that the consummation of the Offer and the purchase of the shares may (1) cause our Common Stock to be held of record by less than 300 persons, or (2) cause our Common Stock to be delisted from the New York Stock Exchange or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the expiration date of the Offer. Any determination by us concerning the events described above will be final and binding on all parties. All conditions will be satisfied or waived on or prior to the expiration of the Offer. See Section 14.

8.	Price Range of Shares; Dividends.

Our Common Stock is listed and traded on the New York Stock Exchange under the trading symbol “JBX.” The following table sets forth, for the fiscal quarters indicated, the high and low sales share prices of our Common Stock on The New York Stock Exchange.

	High	Low

2005
First Quarter	$39.00	$31.80
Second Quarter	38.73	32.75
Third Quarter	41.95	34.95
Fourth Quarter	39.00	27.35
2006
First Quarter	$36.83	$27.99
Second Quarter	44.23	34.80
Third Quarter	46.32	37.97
Fourth Quarter	53.97	37.85
2007
First Quarter (through November 20, 2006)	$58.63	$51.98

We did not pay any cash or other dividends during the last two fiscal years and do not anticipate paying dividends in the foreseeable future. Pursuant to the terms of the Credit Facility, the Company is permitted to pay dividends of up to $50 million.

On November 20, 2006, the last full trading day before the announcement and commencement of the Offer, the last reported sale price of our Common Stock on the New York Stock Exchange was $58.57 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK.

9.	Source and Amount of Funds.

Assuming we purchase 5,500,000 shares in the Offer at the maximum specified purchase price of $61.00 per share, $335.5 million will be required to purchase such shares. We expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $337 million. We intend to use cash on hand of approximately $135.5 million and funds borrowed under the Credit Facilities of approximately $201.5 million, to purchase shares in the Offer and to pay all fees and expenses applicable to the Offer.

Summary of Credit Facilities Commitment Letter and Proposed Terms of Credit Facilities.  The following summary of the material terms of the Credit Facilities Commitment Letter, dated as of November 17, 2006 (including the term sheet attached thereto as Annex A, the “Commitment Letter”) from Wachovia Bank, National Association, Wachovia Capital Markets, LLC and Morgan Stanley Senior Funding, Inc. (collectively, the “Committing Parties”) to the Company, is qualified in its entirety by the terms of the actual Commitment Letter, which is attached to the Company’s Issuer Tender Offer Statement on Schedule TO filed on November 21, 2006 (the “Schedule TO”) as Exhibit (b)(1). The following summary may not contain all of the information about the Commitment Letter that is important to you. We encourage you to read the Commitment Letter carefully and in its entirety. There is no assurance that the Credit Facilities (as defined below) will be consummated. In addition, the Credit Facilities (as defined below) may be consummated on terms different from those set forth in the Commitment Letter.

Wachovia Bank, National Association and Morgan Stanley Senior Funding, Inc. have each committed, subject to the terms and conditions set forth in the Commitment Letter, to provide to the Company 50% of the aggregate principal amount of the senior credit facilities (the “Credit Facilities”), which Credit Facilities are anticipated to be in an aggregate amount not to exceed $625 million. The Credit Facilities will be used (a) to finance, together with cash on hand, the consummation of the Offer; (b) to finance permitted share repurchases, permitted dividends, permitted acquisitions, ongoing working capital requirements and other general corporate purposes; (c) to refinance approximately $268 million in existing indebtedness under the Amended and Restated Credit Agreement dated as of January 8, 2004 (as amended to date, the “Existing Credit Agreement”) by and among the Company, the lenders party thereto and Wachovia Bank, National Association, as administrative agent (the “Refinancing”); and (d) to pay fees and expenses in connection with the Refinancing and the Credit Facilities. The Credit Facilities are anticipated to consist of (a) a senior secured term loan facility of up to $475 million (the “Term Loan Facility”) and (b) a senior secured revolving credit facility of $150 million (the “Revolving Credit Facility”). The Term Loan Facility is expected to have a six year maturity and the Revolving Credit Facility is anticipated to have a five year maturity. The Company has agreed to pay customary fees, including an underwriting fee, in connection with the Credit Facilities and to reimburse the Committing Parties for certain expenses incurred in connection therewith.

Loans under the Credit Facilities are anticipated initially to bear interest at a variable rate of interest equal to either (a) the applicable base rate (as defined in the final documentation for the Credit Facilities) plus an initial margin of 37.5 basis points or (b) LIBOR (as defined in the final documentation for the Credit Facilities) plus an initial margin of 137.5 basis points. After delivery of financial statements for the first full fiscal quarter after the closing date of the Credit Facilities (the “Financial Statements”), the interest margins will be determined by the Company’s leverage ratio in accordance with the applicable pricing grid, which is anticipated to provide for a range of base rate margins from 12.5 basis points to 62.5 basis points and a range of LIBOR margins from 112.5 basis points to 162.5 basis points. Undrawn amounts under the Revolving Credit Facility are anticipated to accrue a commitment fee that is anticipated to be initially 30 basis points per annum and after delivery of the Financial Statements, will be determined by the Company’s leverage ratio in accordance with the applicable pricing grid (which is anticipated to provide for a range from 25 basis points to 37.5 basis points per annum). The anticipated interest rates and applicable commitment fee are subject to change based on market conditions.

The Term Loan Facility is anticipated to amortize in equal quarterly principal installments of 0% in year 1, 5% in year 2, 10% in years 3 and 4, 15% in year 5 and 60% in year 6. Outstanding loans under the Revolving Credit Facility will be payable in full upon maturity. Advances under the Credit Facilities may be prepaid and unused commitments under the Revolving Credit Facility may be reduced at any time, in whole or in part, at the option of the Company without premium or penalty (excluding any applicable LIBOR breakage costs).

The obligations of the Company under the Credit Facilities are anticipated to be guaranteed by all domestic direct and indirect subsidiaries of the Company, other than unrestricted subsidiaries (as defined in the final documentation for the Credit Facilities) (each such unrestricted subsidiary, an “Unrestricted Subsidiary”). The obligations of the Company and the guarantor subsidiaries with respect to the Credit Facilities are anticipated to be secured by liens on the equity interests of such subsidiaries and a portion of the voting equity interests (and all of the non-voting equity interests) in certain foreign subsidiaries.

The Company is anticipated to be required to make prepayments with respect to the Credit Facilities with (a) 100% of the net cash proceeds of the issuance or incurrence of debt and 100% of the net cash proceeds of all asset sales, insurance and condemnation recoveries and other asset dispositions by the Company or any of its subsidiaries (other than Unrestricted Subsidiaries) and (b) 50% of the net proceeds from any issuance of equity securities or from any capital contribution by the Company or any of its subsidiaries (other than Unrestricted Subsidiaries), in each case subject to certain baskets and/or exceptions generally consistent with those contained in the Existing Credit Agreement. In addition, 50% of the Company’s Excess Cash Flow (to be defined in a manner consistent with the Existing Credit Agreement) for each fiscal year must be used to prepay the Credit Facilities. All mandatory prepayments under clauses (a) and (b) above will be applied first to the Term Loan Facility to reduce the remaining scheduled quarterly principal repayment installments thereof on a pro rata basis and second to the outstanding principal on the Revolving Credit Facility, without a corresponding reduction of the aggregate commitments of the lenders thereunder. Mandatory prepayments in respect of Excess Cash Flow will be applied first to reduce the remaining scheduled quarterly principal repayment installments of the Term Loan Facility as directed by the Company and second to the outstanding principal balance of the Revolving Credit Facility, without a corresponding reduction of the aggregate commitments of the lenders thereunder.

The Credit Facilities are anticipated to include three financial covenants: (a) a minimum fixed charge coverage ratio to be equal to or greater than 1.35 to 1.00 as of the end of any fiscal quarter during the term of the Credit Facilities; (b) a maximum leverage ratio to be less than or equal to 2.75 to 1.00 as of the end of any fiscal quarter for fiscal years 2007 and 2008, 2.50 to 1:00 for fiscal year 2009 and 2.25 to 1.00 thereafter; and (c) maximum capital expenditures not to exceed $200,000,000 in fiscal years 2007 and 2010, $225,000,000 in fiscal years 2008 and 2009 and $175,000,000 in fiscal years 2011 and 2012; provided that the unused amount of any permitted capital expenditures in any fiscal year (up to 10% of the total permitted capital expenditures in such fiscal year) may be carried forward to the immediately succeeding fiscal year.

The Credit Facilities are anticipated to contain customary affirmative and negative covenants for comparable financings and generally consistent with the corresponding provisions in the Existing Credit Agreement, including but not limited to, limitations on liens, indebtedness, and dividends and other distributions. With respect to dividends and share repurchases, the Credit Facilities are anticipated to permit, subject in each case to the absence of any default or event of default and pro forma financial covenant compliance, (a) an aggregate amount of dividend payments during the term of the Credit Facilities not to exceed $50 million and (b) an aggregate amount of share repurchases (other than the Offer) during the term of the Credit Facilities not to exceed the sum of (x) $300 million plus (y) the difference between $360 million and the amount actually paid by the Company pursuant to the Offer.

The terms of the Credit Facilities are anticipated to contain representations and warranties and events of default that are generally consistent with those contained in the Existing Credit Agreement.

Conditions to Funding of Credit Facilities.

The funding of the Credit Facilities is subject to customary conditions precedent, including the following:

(a) the execution and delivery of definitive loan documentation for the Credit Facilities;

(b) all representations and warranties set forth in such documentation shall be true in all material respects;

(c) all governmental, shareholder, corporate and material third party consents shall have been obtained;

(d) there shall not be any pending or threatened litigation, bankruptcy or other proceeding that could reasonably be expected to have a material adverse effect on the properties, business, operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole;

(e) satisfactory review of all corporate documentation;

(f) compliance with the Credit Facilities and the Offer with all applicable laws (including compliance of the Offer with all applicable state and federal securities laws);

(g) all principal, interest and other amounts outstanding in connection with existing debt of the Company and its subsidiaries (other than permitted debt) shall have been paid in full and any liens securing such debt shall be released;

(h) all fees and expenses due to the arrangers, the lenders, the administrative agent and the administrative agent’s counsel shall have been paid;

(i) the arrangers will not have become aware of any material information or other matter that is inconsistent in a material and adverse manner with any previous due diligence, information or matter (including any financial information and projections previously delivered to the arrangers);

(j) there shall not have occurred and be continuing any default or event of default under the Existing Credit Agreement; and

(k) the Credit Facilities shall have received updated ratings from each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

Syndication.

The Committing Parties have the ability to syndicate, before or after the consummation of the Offer, the Credit Facilities to a group of financial institutions, in consultation with the Company.

General.

The Company currently intends to repay amounts borrowed under the Credit Facilities from available cash flow. The Company does not currently anticipate borrowing any funds under the Revolving Credit Facility in connection with the funding of the Offer.

The Company will incur increased indebtedness in connection with the Offer and, as a result, will be more leveraged. Increased leverage could have certain material adverse effects on the Company, including, but not limited to, the following: (i) our credit rating may be reduced; (ii) our ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes could be impaired, or any such financing may not be available on terms favorable to us; (iii) a substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purposes; (iv) any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations or sell assets; (v) our ability to withstand competitive pressures may be decreased; and (vi) our level of indebtedness may make us more vulnerable to economic downturns, and reduce our flexibility in responding to changing business, regulatory and economic conditions.

Our ability to repay expected borrowings under the Credit Facilities, and to meet our other debt or contractual obligations (including compliance with applicable financial covenants) will depend upon our future performance and our cash flow from operations, both of which are subject to prevailing economic conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements.”

10.	Certain Information Concerning Us.

We are subject to the informational filing requirements of the Exchange Act which obligates us to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. As required by Exchange Act Rule 13e–4(c)(2), we have also filed with the SEC the Schedule TO, which includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Schedule TO and documents incorporated by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. These reports, proxy statements and other information concerning us also can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. We incorporate by reference each of the following documents:

SEC Filings	Period or Date Filed

Annual Report of Form 10-K	Year ended October 2, 2005
Quarterly Reports on Form 10-Q	Quarters ended January 22, 2006, April 16, 2006 and July 9, 2006
Current Reports on Form 8-K	October 27, 2005, November 14, 2005, November 15, 2005, November 16, 2005, February 21, 2006, May 17, 2006, July 17, 2006, September 19, 2006, November 13, 2006 and November 14, 2006

You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, at 9330 Balboa Avenue, San Diego, California 92123, (858) 571-2121. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

Beneficial Ownership.  As of November 20, 2006, we had 47,162,234 issued shares of Common Stock, including 35,965,506 outstanding shares and 11,196,728 treasury shares. The 5,500,000 shares that we are offering to purchase represent approximately 15.3% of the shares outstanding on November 20, 2006.

As of November 20, 2006, our directors and executive officers as a group (21 persons) beneficially owned 1,273,735 shares (which number includes 888,720 shares subject to options that are exercisable within 60 days after the date of this Offer to Purchase) or approximately 3.5% of the total outstanding shares of our Common Stock plus the shares issuable upon the exercise of stock options held by our directors and executive officers that are exercisable within 60 days after the date of this Offer to Purchase. Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. However, our directors and executive officers, other than L. Robert Payne, who is retiring from the Board of Directors and has not yet determined whether he will tender into the Offer, have advised us that they do not intend to tender their shares in the Offer.

The following table sets forth the beneficial ownership of each director and executive officer (i) owned as of November 20, 2006, and (ii) assuming we purchase 5,500,000 shares of Common Stock in the Offer, the percentage beneficially owned after consummation of the Offer.

	As of November 20,
	2006		Percentage Owned
	Number of Shares	Percent	After Tender Offer
	of Common Stock	of	(with above stated
Name(1)	Beneficially Owned(2)	Class(2)	assumptions)

Michael E. Alpert	47,600	*	*
Gary J. Beisler	25,000	*	*
Pamela S. Boyd	27,000	*	*
Carlo E. Cetti	78,300	*	*
Stephanie E. Cline	40,575	*	*
George Fellows	0	*	*
Terri F. Graham	30,705	*	*
Anne B. Gust	24,600	*	*
Alice B. Hayes	42,700	*	*
Murray H. Hutchison	50,700	*	*
Linda A. Lang	290,350	*	*
Paul Melancon	3,000	*	*
Michael W. Murphy	14,600	*	*
L. Robert Payne	136,700	*	*
Jerry P. Rebel	51,611	*	*
Harold Sachs	10,270	*	*
Lawrence E. Schauf	56,325	*	*
Paul L. Schultz	191,354	*	*
David M. Tehle	16,100	*	*
David M. Theno	110,825	*	*
Charles E. Watson	25,420	*	*
All directors and executive officers as a group (21 persons)	1,273,735	3.5%	4.2%

*	Less than one percent

(1)	The address for each of the beneficial owners identified as directors and executive officers is Jack in the Box Inc., 9330 Balboa Avenue, San Diego, California 92123.

(2)	For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Ms. Lang, Messrs. Schultz, Rebel, Theno, Schauf, Payne, Alpert, Hutchison, Murphy, Tehle and Ms. Gust and Dr. Hayes have the right to acquire through the exercise of stock options within 60 days of the above date, 190,350, 135,925, 20,325, 80,825, 6,325, 80,700, 45,100, 50,700,14,600, 14,600, 24,600, and 40,700, respectively, of the shares reflected above as beneficially owned. As a group, all directors and executive officers have the right to acquire through the exercise of stock options within 60 days of the above date 888,720 of the shares reflected above as beneficially owned. In addition, the shares reflected as beneficially owned by Messrs. Schultz, Theno and Schauf, and Ms. Lang include 55,429, 30,000, 50,000, and 100,000 shares, respectively, for restricted stock awards. As a group, the shares reflected as beneficially owned by all directors and executive officers include 280,470 restricted stock awards. Restricted stock shares may be voted by such executive officers; however, the shares are not available for sale or other disposition until the expiration of vesting restrictions upon retirement or termination.

Our directors and executive officers, other than L. Robert Payne, who is retiring from the Board of Directors and has not yet determined whether he will tender into the Offer, have advised us that they do not intend to tender their shares in the Offer. See Section 11.

Securities Transactions.  Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, none of the Company or any of our directors, executive officers, affiliates or subsidiaries or, to the best of our knowledge, any of our subsidiaries’ directors or executive officers, has effected any transactions involving our shares of Common Stock during the 60 days prior to November 21, 2006, except for the following sales and exercises of stock options:

•	On September 25, 2006, Lawrence E. Schauf exercised stock options for 13,000 shares of Common Stock at an exercise price of $28.92 per share and completed a same day sale on the open market for the same number of shares at a sale price of $51.27 per share.

•	On September 28, 2006, Paul Schultz exercised stock options for 22,900 shares of Common Stock at an exercise price of $26.00 per share and completed a same day sale on the open market for the same number of shares at a sale price of $53.12 per share.

•	On November 1, 2006, Lawrence E. Schauf exercised stock options for 3,800 shares of Common Stock at an exercise price of $25.00 per share and completed a same day sale on the open market for the same number of shares at a sale price of $56.00 per share.

•	On November 6, 2006, Lawrence E. Schauf exercised stock options for 11,250 shares of Common Stock at an exercise price of $18.90 per share and completed a same day sale on the open market for the same number of shares at a sale price of $53.95 per share.

•	On November 8, 2006, Lawrence E. Schauf exercised stock options for 10,600 shares of Common Stock at an exercise price of $20.95 per share and completed a same day sale on the open market for the same number of shares at a sale price of $54.49 per share.

•	On November 10, 2006, Harold L. Sachs exercised stock options for 2,500 shares of Common Stock at an exercise price of $20.95 per share and completed a same day sale on the open market for the same number of shares at a sale price of $55.00 per share.

•	On November 10, 2006, Harold L. Sachs exercised stock options for 3,250 shares of Common Stock at an exercise price of $18.90 per share and completed a same day sale on the open market for the same number of shares at a sale price of $55.00 per share.

Equity Compensation Plans.  Our executive officers and employee directors are eligible to participate in our equity compensation plans including the Amended and Restated 1992 Employee Stock Incentive Plan, the Jack in the Box Inc. 2002 Incentive Plan, and the 2004 Stock Incentive Plan.

Long-Term Incentive Plans.  The 2004 Stock Incentive Plan (the “2004 Plan”), approved by stockholders in February 2004, forms the basis for the long-term incentive plan for officers and key management employees of the Company, its subsidiaries and affiliates. The purpose of incentive programs under this plan is to further align the interests of such persons with those of the stockholders of the Company by providing for or increasing the proprietary interest of such person in the Company.

Stock Options.  Stock options are granted to certain officers on an annual basis. Determination of the amount of shares granted is based on the competitive long-term incentive value of each position relative to the Comparison Group and on the recommendation by the Compensation Committee’s compensation consultant. The Compensation Committee approves the amount and date of each grant. All options are granted at 100% of the closing market price of the Company’s Common Stock on the date of grant. Options vest and become exercisable at 25% each year, over a period of four years, as set forth in the award agreement. Vesting is accelerated for termination due to retirement eligibility, total and permanent disability and death. Normal terminations allow for 90 days to exercise the options or the options are cancelled.

The independent directors of the Company each receive annual stock option grants. Options granted effective November 12, 2004 were granted under the 1995 Non-Employee Director Stock Option Plan. Options granted after that time are granted under the 2004 Plan. Subject to limits in the 2004 Plan, the Board has the discretion to determine the form and terms of awards to directors. The Board’s practice has been to award stock options each year to each independent director, with the number of shares of the Company’s stock underlying each option based on the relationship of each director’s compensation to the fair market value of the stock, but generally limited to 10,000 shares or less.

Stock Ownership Guidelines.  In keeping with its belief that companies should align the financial interests of executives to those of stockholders, the Board has established stock ownership guidelines. Under these guidelines, the officers (Senior Vice Presidents and above) are expected to own Jack in the Box Inc. Common Stock valued at between one and five times their individual base salary amounts, depending on their position with the Company.

Restricted Stock.  An emphasis has been placed on stock ownership by executive officers (see Stock Ownership Guidelines) through awards of restricted stock in 2003, 2004 and in 2005. The restricted stock is subject to continued employment and will not be distributed until retirement or termination from the Company. Upon retirement or termination, the number of restricted stock shares vested will be determined based on years of service of the individual as of the date of such retirement or termination. Restricted stock will be subject to forfeiture in the case of termination of employment under certain circumstances. Awards will become vested, either partially or completely, and shares of Common Stock of the Company released from an escrow account maintained by the Company only upon retirement or termination. In the event of a change of control of the Company, the restricted stock is considered 100% vested. The Compensation Committee believes this program will further align the interests of these officers with those of the stockholders and will also further encourage their retention.

Employee Stock Purchase Plan.  The Company has in place an Employee Stock Purchase Plan (the “ESPP”) that allows eligible employees of the Company and its United States subsidiaries to purchase the Company’s Common Stock at 95% of the closing price of the Common Stock on the New York Stock Exchange on the purchase date. The ESPP is not intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. Employees contribute to the ESPP through payroll deductions. Participating employees generally may contribute up to 15% of their eligible compensation through after-tax payroll deductions. A maximum of 100,000 shares of the Company’s Common Stock are available for issuance pursuant to the ESPP. Shares sold under the ESPP may be newly issued shares, treasury shares or reacquired shares.

The foregoing descriptions of our equity-based plans are qualified in their entirety by reference to the text of the respective plan, copies of which have been filed with the SEC.

Except as otherwise described herein, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, agreement, arrangement, understanding or relationship with any other person with respect to any of our securities.

12.	Certain Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that is reasonably likely to be material to our business that might be adversely affected by our acquisition of shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of shares as contemplated by the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action, but we have no current intention to delay the purchase of shares tendered pursuant to the Offer pending the outcome of any such matter, subject to our right to decline to purchase shares if any of the conditions in Section 7 have not been satisfied or waived. We cannot predict whether we would be required to delay the acceptance for payment of or payment for shares tendered pursuant to the Offer pending the outcome of any such matter. We cannot assure you that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. If certain types of adverse actions are taken with respect to the matters discussed above, or certain approvals, consents, licenses or permits identified above are not obtained, we can decline to accept for payment or pay for any shares tendered. See Section 7.

13.	Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer to stockholders whose shares of our Common Stock are properly tendered and accepted for payment pursuant to the Offer. Those stockholders who do not participate in the Offer should not incur any United States federal income tax liability from the exchange. This summary is based upon the Internal Revenue Code of 1986, as amended to the date of the Offer (the “Code”), existing and proposed United States Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, any changes to which could affect the tax consequences described in this Offer to Purchase (possibly on a retroactive basis). This summary addresses only shares of our Common Stock held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders because of their personal circumstances (including, without limitation, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, partnerships (including entities treated as partnerships for United States federal income tax purposes), expatriates, tax-exempt organizations, tax-qualified retirement plans, persons who are subject to alternative minimum tax, persons who hold shares of our Common Stock as a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction, or persons that have a functional currency other than the United States dollar). This summary may not be applicable with respect to shares of our Common Stock acquired as compensation, upon the exercise of stock options, under a tax-qualified retirement plan or under our ESPP. This summary also does not address tax considerations arising under any state, local or foreign laws, or under United States federal estate or gift tax laws.

In addition, if a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a stockholder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A stockholder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of participating in the Offer. You are urged to consult your tax advisor as to the particular consequences to you of participating in the Offer.

For purposes of this summary, a “United States Holder” is a beneficial owner of shares of our Common Stock that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust, or certain other trusts considered United States Holders for United States federal income tax purposes.

A “Non-United States Holder” is a beneficial owner of shares of our Common Stock other than a United States Holder or a partnership for United States federal income tax purposes.

Consequences of the Offer to United States Holders.

Characterization of the Purchase — Distribution vs. Sale Treatment.  Our purchase of shares of our Common Stock from a United States Holder pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. As a consequence of any such purchase, a United States Holder will, depending on the United States Holder’s particular circumstances, be treated either as having sold the United States Holder’s shares of our Common Stock or as having received a distribution in respect of such United States Holder’s shares of our Common Stock. The purchase of shares of our Common Stock pursuant to the Offer will be treated as a sale if a United States Holder meets any of the three tests discussed below (the “Section 302 tests”). The purchase will be treated as a distribution if the United States Holder does not satisfy at least one of the Section 302 tests.

We cannot predict whether any particular United States Holder will be subject to sale or distribution treatment. Each United States Holder should be aware that because proration may occur in the Offer, even if all the shares of our Common Stock actually and constructively owned by a United States Holder are tendered pursuant to the Offer, fewer than all of such shares of our Common Stock may be purchased by us. Consequently, we can not assure you that a sufficient number of any particular United States Holder’s shares of our Common Stock will be purchased to ensure that this purchase will be treated as a sale or exchange, rather than as a distribution, for United States federal income tax purposes pursuant to the rules discussed below. Accordingly, a tendering United States Holder may choose to submit a “conditional tender” under the procedures described in Section 6, which allows the United States Holder to tender shares of our Common Stock subject to the condition that a specified minimum number of the United States Holder’s shares of our Common Stock must be purchased by us if any such shares of our Common Stock so tendered are purchased.

A United States Holder that satisfies any of the Section 302 tests explained below will be treated as having sold the shares of our Common Stock purchased by us pursuant to the Offer and will generally recognize capital gain or capital loss (subject to certain limits on deductibility of losses, including the wash sale rules under the Code) in an amount equal to the difference between the amount of cash received under the Offer and the United States Holder’s tax basis in such shares of our Common Stock. This capital gain or loss will be long-term capital gain or loss if the United States Holder held the shares of our Common Stock for more than one year as of the date of our purchase pursuant to the Offer. Currently the maximum long-term capital gain rate for individual United States Holders is 15%. Certain limitations apply to the deductibility of capital losses by United States Holders. A United States Holder must calculate gain or loss separately for each block of shares of our Common Stock (generally, shares of our Common Stock acquired at the same cost in a single transaction) that we purchase from a United States Holder under the Offer. A United States Holder may be able to designate which blocks of shares of our Common Stock it wishes to tender in the Offer if less than all of its shares of our Common Stock are tendered in the Offer, and the order in which different blocks will be purchased by us in the event of proration in the Offer.

If a United States Holder does not satisfy any of the Section 302 tests explained below, the full amount received by the United States Holder with respect to our purchase of shares of our Common Stock under the Offer will be treated as a distribution to the United States Holder with respect to the United States Holder’s shares of our Common Stock. This distribution will be treated as a dividend to the United States Holder to the extent of the United States Holder’s share of our current and accumulated earnings and profits, if any, as determined under United States federal income tax principles. Such a dividend would be includible in the United States Holder’s gross income without reduction for the tax basis of the shares of our Common Stock exchanged, and no current loss would be recognized. Currently, dividends are taxable at a maximum rate for individual United States Holders of 15%, which is the same as the maximum tax rate for long-term capital gains, if certain holding period and other requirements are met. As of the date of this Offer to Purchase, we believe that the total amount of our current and accumulated earnings and profits will be greater than the aggregate amount that we will pay for tendered shares of our Common Stock. To the extent that the amount received by a United States Holder exceeds the United States Holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the United States Holder’s tax basis in its shares of our Common Stock and any remainder will be treated as capital gain from the sale of shares of our Common Stock. To the extent that a purchase of a United States Holder’s shares of our Common Stock by us in the Offer is treated as the receipt of a dividend, the United States Holder’s remaining adjusted tax basis (after the adjustment as described in the preceding sentence) in the purchased shares of our Common Stock will be added to any shares of our Common Stock retained by the United States Holder, subject to certain adjustments in the case of a corporate stockholder.

To the extent that a corporate United States Holder is treated as receiving a dividend, as described above, it may be eligible for a dividends received deduction (subject to applicable limitations). In addition, any amount received by a corporate United States Holder that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code, thereby resulting in a reduction of tax basis or possible gain recognition in an amount equal to the non-taxed portion of the dividend. Corporate United States Holders should consult their own tax advisors as to the application of Section 1059 of the Code to the Offer, and to the tax consequences of a dividend treatment of the purchase of shares of our Common Stock pursuant to this Offer in their particular circumstances.

Section 302 Tests — Determination of Sale or Distribution Treatment.  Our purchase of shares of our Common Stock pursuant to the Offer will be treated as a sale of the shares of our Common Stock by a United States Holder if any of the following Section 302 tests is satisfied:

•	as a result of the purchase, there is a “complete redemption” of the United States Holder’s equity interest in us;

•	as a result of the purchase, there is a “substantially disproportionate” reduction in the United States Holder’s equity interest in us; or

•	the receipt of cash by the United States Holder is “not essentially equivalent to a dividend.”

As indicated above, if none of these tests is met with respect to a particular United States Holder, then our purchase of shares of our Common Stock pursuant to the Offer will be treated as a distribution. In applying the Section 302 tests, the constructive ownership rules of Section 318 of the Code generally apply. As a result, a United States Holder is treated as owning not only shares of our Common Stock actually owned by such holder but also shares of our Common Stock actually (and in some cases constructively) owned by certain related entities and individuals. Under the constructive ownership rules, a United States Holder will be considered to own shares of our Common Stock owned, directly or indirectly, by certain members of the holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the United States Holder has an equity interest, as well as certain shares of our Common Stock which the United States Holder has an option to acquire.

•	Complete Redemption. The purchase of shares of our Common Stock pursuant to the Offer will result in a “complete redemption” of a United States Holder’s equity interest in the Company, if, immediately after such purchase, such holder owns, actually and constructively, none of our shares of our Common Stock. In applying the “complete redemption” test, United States Holders may be able to waive the application of constructive ownership through the family attribution rules, provided that such holders comply with the provisions of Section 302(c) of the Code and applicable Treasury Regulations. United States Holders wishing to satisfy the “complete redemption” test through satisfaction of the special conditions set forth in Section 302(c) of the Code should consult their tax advisors concerning the mechanics and desirability of those conditions. A United States Holder who holds options to acquire our shares of our Common Stock will be treated as the constructive owner of such shares of our Common Stock, and therefore will not be eligible for “complete redemption” treatment, even if all of such Holder’s actual shares of our Common Stock are sold in the transaction.

•	Substantially Disproportionate. In general, our purchase of a United States Holder’s shares of our Common Stock pursuant to the Offer will be “substantially disproportionate” as to a United States Holder if, immediately after the purchase, the percentage of the outstanding shares of our Common Stock of us that the United States Holder actually and constructively owns (including shares of our Common Stock constructively owned as a result of the ownership of options) is less than 80% of the percentage of the outstanding shares of our Common Stock actually and constructively owned by the United States Holder immediately before the purchase.

•	Not Essentially Equivalent to a Dividend. Our purchase of a United States Holder’s shares of our Common Stock pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the United States Holder’s proportionate interest in us, given the United States Holder’s particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.” United States Holders who intend to qualify for sale treatment by demonstrating that the proceeds received from us are “not essentially equivalent to a dividend” are strongly urged to consult their tax advisor because this test will be met only if the reduction in such holder’s proportionate interest in us is “meaningful” given the particular facts and circumstances of the holder in the context of the Offer. In particular, depending on the total number of shares of our Common Stock purchased pursuant to the Offer, it is possible that a tendering stockholder’s percentage interest in us (including any interest attributable to shares of our Common Stock constructively owned by the stockholder as a result of the ownership of options) could increase even though the total number of shares of our Common Stock held by such stockholder decreases.

If a United States Holder sells shares of our Common Stock to persons other than us, gain or loss recognized on such sales will be capital gain or loss and will be long-term capital gain or loss if the holder held the shares of our Common Stock for more than one year at the date of the sale. If such sale occurs at or about the time such holder also sells shares of our Common Stock pursuant to the Offer, and the various sales effected by the United States Holder are part of an overall plan to reduce or terminate such holder’s proportionate interest in us, then the sales to persons other than us may, for United States federal income tax purposes, be integrated with the United States Holder’s exchange of shares of our Common Stock pursuant to the Offer and, if integrated, should be taken into account in determining whether such holder satisfies any of the Section 302 tests with respect to shares of our Common Stock sold to us.

Consequences of the Offer to Non-United States Holders of Shares.  The United States federal income tax treatment of our purchase of shares of our Common Stock from a Non-United States Holder pursuant to the Offer will depend on whether such holder is treated, based on the Non-United States Holder’s particular circumstances, as having sold the tendered shares of our Common Stock or as having received a distribution in respect of such Non-United States Holder’s shares of our Common Stock. The appropriate treatment of the purchase of shares of our Common Stock will be determined in the manner described above with respect to the United States federal income tax treatment of a purchase of shares of our Common Stock pursuant to the Offer in the case of United States Holders (see “Consequences of the Offer to United States Holders — Section 302 Tests — Determination of Sale or Distribution Treatment.”).

A Non-United States Holder that satisfies any of the Section 302 tests explained above will be treated as having sold the shares of our Common Stock purchased by us pursuant to the Offer. A Non-United States Holder will generally not be subject to United States federal income tax (and would be eligible to obtain a refund of any amounts withheld as described below) on gain recognized on a sale of shares of our Common Stock unless any one or more of the following is true:

•	the gain is effectively connected with a trade or business of the Non-United States Holder in the United States and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder;

•	in the case of an individual Non-United States Holder who holds the stock as a capital asset, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

•	in the case of a Non-United States Holder who owns or has owned, directly or indirectly, during the relevant statutory period more than 5% of our stock, we are or have been a “United States real property holding corporation” and certain other requirements are met.

We do not believe that we have been or currently are a “United States real property holding corporation.” Individual Non-United States Holders who are treated, for United States federal income tax purposes, as having sold their shares of our Common Stock to us pursuant to the Offer and that are present in the United States for 183 days or more during the year will be taxed on their gains from sale of shares of our Common Stock, net of applicable United States gains and losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Other Non-United States Holders who are treated as having sold their shares of our Common Stock to us pursuant to the Offer and that are subject to United States federal income tax on such sale (as described above) generally will be taxed on such disposition in the same manner in which a United States Holder would be taxed.

If a Non-United States Holder does not satisfy any of the Section 302 tests explained above, the full amount received by the Non-United States Holder with respect to our purchase of shares of our Common Stock under the Offer will be treated as a distribution to the Non-United States Holder with respect to the Non-United States Holder’s shares of our Common Stock. The treatment, for United States federal income tax purposes, of such distribution as a dividend, a tax-free return of capital, or as a capital gain from the sale of shares of our Common Stock will be determined in the manner described above with respect to the United States federal income tax treatment of a purchase of shares of our Common Stock pursuant to the Offer in the case of United States Holders (see “Consequences of the Offer to United States Holders — Characterization of the Purchase — Distribution vs. Sale Treatment.”). As described more fully below, to the extent amounts received by a Non-United States Holder are treated as a dividend, such Non-United States Holder will be subject to withholding.

Withholding For Non-United States Holders.  Because, as described above, we cannot predict whether any particular stockholder will be subject to sale or distribution treatment, the Depositary generally will treat the cash received by a Non-United States Holder participating in the Offer as a dividend distribution from us. Accordingly, the Depositary generally will withhold United States federal income taxes equal to 30% of the gross proceeds payable to the Non-United States Holder or his or her agent, unless (i) an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or such gross proceeds are effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States and (ii) the stockholder so certifies on the appropriate IRS Form W-8 as described below. In order to obtain a reduced rate of withholding under a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN and/or W-8IMY. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the Offer are effectively connected with the conduct of a trade or business within the United States a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. If tax is withheld, a Non-United States Holder may be eligible to obtain a refund of all or a portion of such tax withheld if such Non-United States Holder satisfies one of the Section 302 tests described above or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of United Sates federal income tax withholding.

NON-UNITED STATES HOLDERS MAY BE SUBJECT TO INCOME TAX ON THE SALE OF SHARES PURSUANT TO THE OFFER, EVEN IF SUCH HOLDERS WOULD NOT BE SUBJECT TO TAX IF THOSE SAME SHARES OF OUR COMMON STOCK WERE SOLD ON THE OPEN MARKET. IN ADDITION, NON-UNITED STATES HOLDERS MAY BE SUBJECT TO A 30% WITHHOLDING TAX ON THE SALE OF SHARES OF OUR COMMON STOCK PURSUANT TO THE OFFER, EVEN IF THE TRANSACTION IS NOT SUBJECT TO INCOME TAX. NON-UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES TAX CONSEQUENCES OF PARTICIPATION IN THE OFFER, INCLUDING THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX WITHHOLDING RULES, ELIGIBILITY FOR A REDUCTION OF OR AN EXEMPTION FROM WITHHOLDING TAX, AND THE REFUND PROCEDURE.

Information Reporting and Backup Withholding.  Payments made to holders in the Offer may be reported to the IRS. In addition, under the United States federal income tax laws, the Depositary will be required to backup withhold at the applicable statutory rate on the purchase price paid to certain stockholders (who are not “exempt” recipients) pursuant to the Offer. To avoid such backup withholding, each such United States Holder must provide the Depositary with such stockholder’s taxpayer identification number and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal, or otherwise establish to the satisfaction of the Depositary that such stockholder is not subject to backup withholding. See Instructions 10 and 11 of the Letter of Transmittal. Certain “exempt” recipients (including, among others, all corporations and certain Non-United States Holders) are not subject to these backup withholding requirements. For a Non-United States Holder to qualify as an for such exemption, such Non-United States Holder must submit an IRS Form W-8BEN (or other applicable IRS Form), signed under penalties of perjury, attesting to such Non-United States Holder’s exempt status. See the Instructions to the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the stockholder’s United States federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current Treasury Regulations.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

14.	Extension of the Offer; Termination; Amendment.

We expressly reserve the right to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares of our Common Stock by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. During any such extension, all shares of our Common Stock previously tendered and not properly withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw such stockholder’s shares of our Common Stock.

We also expressly reserve the right, in our sole discretion, not to accept for payment and not pay for any shares of our Common Stock not previously accepted for payment or paid for, subject to applicable law, to postpone payment for shares of our Common Stock or terminate the Offer upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for shares of our Common Stock that we have accepted for payment is limited by Exchange Act Rule 13e–4(f)(5), which requires that we must pay the consideration offered or return the shares of our Common Stock tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares of our Common Stock or by decreasing or increasing the number of shares of our Common Stock being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment shall be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or comparable service.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Exchange Act Rule 13e–4(f)(1)(ii). This rule and related releases and interpretations of the SEC provide that the minimum period during which a Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•	we increase or decrease the price to be paid for shares or increase or decrease the number of shares of our Common Stock being sought in the Offer and, in the event of an increase in the number of shares of our Common Stock being sought, the increase exceeds 2% of the outstanding shares of our Common Stock, and

•	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, then in each case the Offer will be extended until the expiration of the period of at least ten business days.

If we purchase an additional amount of shares of our Common Stock that does not exceed 2% of the outstanding shares of our Common Stock (approximately 719,310 shares as of November 20, 2006), this will not be deemed a material change to the terms of the Offer and we will not be required to amend or extend the Offer. See Section 1.

15.	Fees and Expenses.

We have retained Wachovia Capital Markets, LLC and Morgan Stanley & Co. Incorporated to act as Joint Dealer Managers in connection with the Offer. Wachovia Securities and Morgan Stanley may communicate with brokers, dealers, commercial banks and trust companies with respect to the Offer. Wachovia Securities and Morgan Stanley will receive a reasonable and customary fee for these services. In addition, Wachovia Securities will receive reasonable and customary fees for advisory services in connection with the review of strategic alternatives, including with regard to the Offer. We also have agreed to reimburse Wachovia Securities and Morgan Stanley for reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify Wachovia Securities and Morgan Stanley against liabilities in connection with the Offer, including liabilities under the federal securities laws. The Dealer Managers and their affiliates may actively trade our debt and equity securities for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in our securities.

The Dealer Managers and their affiliates provide, from time to time, investment banking and financial advisory services to us and our affiliates. The Dealer Managers and their affiliates receive customary fees for such services.

We have retained D.F. King & Co., Inc. to act as Information Agent and Mellon Investor Services LLC to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other persons (other than fees to the Dealer Managers and the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer to Purchase, the Letter of Transmittal and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, trust company or other nominee has been authorized to act as our agent or the agent of the Dealer Managers, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

16.	Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with any applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in that jurisdiction. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of the jurisdiction. Pursuant to Exchange Act Rule 13e–4, we have filed with the SEC the Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 10 with respect to information concerning our company.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY JACK IN THE BOX INC., THE DEALER MANAGERS, THE DEPOSITARY OR THE INFORMATION AGENT.

JACK IN THE BOX INC.

November 21, 2006

The Letter of Transmittal and certificates for shares, and any other required documents should be sent or delivered by each stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of shares, stockholders are directed to contact the Depositary. Stockholders submitting certificates representing shares to be tendered must deliver such certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of share certificates will not be accepted.

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail:	By Overnight Courier:	By Hand Delivery:
Mellon Investor Services LLC	Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Reorganization Dept	Attn: Reorganization Dept.	Attn: Reorganization Dept.
P. O. Box 3448	480 Washington Boulevard	120 Broadway, 13th Floor
South Hackensack, NJ 07606	Mail Drop-Reorg	New York, NY 01271
Jersey City, NJ 07310

By Facsimile Transmission:
(For Eligible Institutions Only) (201) 680-4626
Confirm Receipt by Calling:
(201) 680-4860

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or related documents may be directed to the Information Agent at its telephone numbers or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, NY 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
All Others Call Toll-free: (888) 628-8208

The Joint Dealer Managers for the Offer are:

375 Park Avenue, 4th Floor New York, New York 10152 Attn: Tom Yates Call: (212) 214-6129 Call Toll Free: (800) 532-2916	1585 Broadway New York, New York 10036 Call Toll-Free: (866) 818-4954